SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  November 16, 2003

(Unaudited)

Interim Consolidated Financial Statements
At September 30, 2003

RoboGroup T.E.K. Limited

RoboGroup T.E.K. Limited

Directors’ Report
for the Nine Month Period ended September 30, 2003

We are pleased to present our Directors’ Report on the financial condition of our company for the three and nine months period ended September 30, 2003.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited (“RoboGroup”) and its subsidiaries will be referred to in this Directors’ Report as the “Company.”

The Company operates through three business sectors. The first sector focuses on the traditional business activities of the Company — the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products, as well as products manufactured by third parties and the e-learning products to the training and educational markets in Israel and worldwide. As of May 2003, this sector is managed by Mr. Rafael Aravot, RoboGroup’s CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-general managers of RoboGroup.

The second sector includes our subsidiary, Yaskawa Eshed Technology Ltd. (“YET”), which is engaged in the development and manufacture of motion control products for the industrial market.

The third sector manages the activities of our subsidiaries MemCall LLC and MemCall Ltd. (together, “MemCall”).

The Educational Sector

During the third quarter of 2003, the educational sector implemented additional cost- cutting measures, including personal cuts.

In November 2003, the Company received an order for training products in the amount of approximately US $ 1 million. Revenues from this order will be reflected in our financial reports of 2004.

During the third quarter, as in the first nine months of 2003, we continued our heavy R&D efforts in developing our e-learning and distance learning line of products, named LearnMate and TrainNet. LearnMate is a web based learning environment that combines content and management for asynchronous delivery of lessons over the internet. LearnMate Content provides hundreds of hours of interactive training in Industrial Technology for either “virtual learning” or for a “hands — on” lab environment. LearnMate LCMS (Learning Content Management System), a virtual campus, manages the online learning including registration, reports, administration, content creation, content delivery and community collaboration.

RoboGroup T.E.K. Limited

LearnMate Live (synchronous) is an e-learning system that allows instructors to conduct and manage live lessons to remote sites via the internet. LearnMate Live gives instructors the tools to create and manage the virtual classroom and reach numerous remote students. TrainNet is a live interactive distance learning system, which enables instructors to conduct and manage live lessons from a central location to any number of remote sites, over broadband communication channels like satellite or DSL. TrainNet enables student to see and hear and interact with the teacher as if they were in an actual classroom. The TrainNet product line was acquired from Mentergy Ltd in December 2002.

The Company has been actively promoting and marketing its e-learning and Distance Learning products and during the second and third quarters of 2003 the Company received orders for LearnMate and for TrainNet from customers in various markets.

We believe that the combination of the acquired TrainNet product line and the LearnMate products will provide our customers with unique solutions for distance learning.

YET

During the third quarter of 2003 YET received approximately US $ 638 thousands for development services and in royalties from Yaskawa Electronic Corporation (“YEC”). During the third quarter of 2003, YET sold approximately US $45 thousands of its products.

According to the decisions of YET’s board of directors, YET continued the advanced stages of the development of the XtraDrive (Advanced Server Driver) during the first nine months of 2003. In early 2003 it was made clear to YET that YEC would not distribute YET products in the US and that it would need to establish an independent marketing network in the US. YET began to investigate marketing channels in the US market place and has continued its marketing and sales efforts in Israel and world-wide. YET also continued its efforts to market YEC’s products in Israel.

In November 2003, YET signed a distribution agreement with a European corporation, established by YEC and a third party, for the distribution of YET’s products in Europe. New orders for these products were received by YET contemporaneously with the signing of this agreement.

In October 2003, YET signed an agreement with RoboGroup for supplying an e-learning system (synchronous and asynchronous) which includes both training content for YET’s product — XtraDrive (Advanced Server Driver), as well as LearnMate LCMS and LearnMate live The training products are intended for customers, agents and applications engineers. The order was amounted to approximately US$ 850 thousands.

RoboGroup T.E.K. Limited

MemCall

In 2003, MemCall has dedicated its efforts to search for potential strategic partners (manufacturers and marketers in the global silicon market). MemCall is conducting negotiations with several potential strategic partners, which have not resulted in an agreement as of the date of this report.

To date, MemCall is also negotiating with several potential companies in the capital market in order to raise capital for its operations. Nevertheless, no assurance can be given that these negotiations will result in a financing or that such financing will be on advantageous terms.

RoboGroup’s investment in MemCall in the third quarter of 2003 has amounted to approximately NIS 0.85 million (US$ 0.19 million) and its total investment to date is approximately US$ 4.25 million, of which US$ 2 million was invested in the form of equity and the balance in the form of a US$ 2.25 million convertible loan. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they are made (see Note 4 to the financial statements).

In the second quarter of 2003, MemCall’s board of directors decided on a number of substantial cost-cutting measures in order to enable MemCall management to continue negotiations with potential strategic partners and investors within its approved budget.

RoboGroup’s Board of Directors has authorized MemCall to continue its efforts to attract a strategic partner and / or investor, although this might result in Memcall exceeding its approved budget. All future financial expenditures subject to a limit of US$ 250 thousand above the approved budget will be subject to the review of RoboGroup’s Board of Directors .

According to the above resolution, RoboGroup’s investment in MemCall should total to US$ 4.5 million.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company is leased to three outside tenants. During the first nine months of 2003, the Company recorded approximately US$ 440 thousands in rental payments from these tenants.

In August 2003, a 780 square meter space in the building was vacated. The annual rent RoboGroup received for such space amounted to NIS 0.9 million. The Company is seeking a new tenant for the space, which efforts have been hindered by the prevailing high vacancy rates.

RoboGroup T.E.K. Limited

Exposure to and Management of Market Risks

a. Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions measures in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as of factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks and the Company is exposed to exchange rate fluctuations between various foreign currencies and the Israeli shekel.

b. Interest and Index Risks

The Company does not enter into specific hedging contracts against its exposure to changes in interest and index rates.

c. The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

d. Supervision and Application of Policy

The Company’s management and the finance committee of the Board of Directors constantly monitor the extent of the Company’s exposure to market risks, and determine if it is necessary to modify the Company’s risk management policy and, if necessary, adopt protective measures.

As of September 30, 2003 and December 31, 2002, the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in the first nine months of 2003.

RoboGroup T.E.K. Limited

1. Linked Balances

	September 30, 2003					December 31, 2002
Consolidated	In foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non- monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non- monetary items NIS (K)	Total NIS (K)

Assets:
Cash and cash
equivalents	14.833	-	1,761	1,175	17,769	21,205	-	1,855	1,372	24,432
Short-term
investments	-	-	-	-	-	-	74	417	-	491
Trade receivables	5,005	-	3,337	4,991	13,333	11,023	-	2,696	5,995	19,714
Other receivables
and debit balances	492	-	2,488	301	3,281	145	-	2,115	262	2,522
Inventories	7	-	-	14,404	14,411	-	-	-	15,643	15,643
Investments in
other companies	-	-	-	108	108	-	-	-	108	108
Fixed assets	-	-	-	39,199	39,199	-	-	-	40,230	40,230
Other assets	-	-	-	553	553	-	-	-	677	677
Deferred Taxes	-	-	-	767	767	-	-	-	762	762

	20,337	-	7,586	61,498	89,421	32,373	74	7,083	65,049	104,579

Liabilities:
Short-term bank credits	2,335	1,909	10,005	2,443	16,692	2,410	2,059	8,285	-	12,754
Trade payables	394	-	3,891	1,383	5,668	1,111	-	5,419	2,076	8,606
Other payables and
credit balances	878	-	9,679	968	11,525	261	1,112	9,832	884	12,089
Long-term loans	11,673	6,400	-	-	18,073	13,652	7,300	-	-	20,952
Liability for
termination of
employee/employer
relationship, net	-	430	1	-	431	-	991	-	-	991

	15,280	8,739	23,576	4,793	52,389	17,434	11,462	23,536	2,960	55,932

Excess of assets
(liabilities)	4,833	(8,740)	(15,765)	56,703	37,032	14,939	(11,388)	(16,453)	62,089	49,187

(1) The foreign currency balances are mainly in US Dollars.

There were no material changes in the report by linkage basis as at December 31, 2002 and the report as at September 30, 2003.

RoboGroup T.E.K. Limited

Backlog of Orders

The Company’s backlog of orders as at September 30, 2003 was as follows:

•	For the Company’s products and third-party produced products that are marketed by the Company: approximately NIS 4.6 million (approximately NIS 19.4 million at September 30, 2002).

2. The Financial Position of the Company

a.	As at September 30, 2003 the Company had assets of approximately NIS 89.9 million, compared to assets of approximately NIS 104.6 million at December 31, 2002. The principal reason for the decrease was a decline of approximately NIS 6.4 million in cash and cash equivalents, which was offset in great measure by an approximately NIS 6.6 million decrease in accounts receivables.

b.	The Company’s equity was approximately NIS 37 million as of September 30, 2003, compared to approximately NIS 49.2 million as of December 31, 2002. The decrease in equity is a result of a loss of approximately NIS 11.7 million in the period.

3. Operating Results

The Company’s revenues for the first nine months of 2003 amounted to approximately NIS 45.1 million, as compared to approximately NIS 62.2 million in the corresponding period last year. The company’s revenues for the third quarter of 2003 amounted to approximately NIS 18 million, as compared to approximately NIS 26.5 million in the comparable 2002 period. The NIS 17.1 million decrease in income in the nine months ended September 30,2003, as compared to the corresponding period in 2002, was primarily attributable to reduced sales by the educational sector.

The Company’s cost of revenues for the first nine months of 2003 was approximately 55% of revenues, compared to approximately 47% in the corresponding period last year.

The Company’s operating expenses during the first nine months of 2003 were approximately NIS 30.5 million as compared to approximately NIS 29.5 million in the corresponding period last year.

Research and development expenditures, net, for the first nine months of 2003 decreased by approximately NIS 137 thousand as compared to the corresponding period last year, due primarily to lower research and development expenditures by MemCall.

RoboGroup T.E.K. Limited

Marketing and selling costs for the first nine months of 2003 declined by approximately NIS 1.1 million, as compared with to the corresponding period in the previous year, due primarily to lower marketing expenses in the educational sector.

General and administrative expenses for the first nine months of 2003 increased by approximately NIS 2.1 million as compared to the corresponding period last year, due primarily to higher general and administrative expenses in MemCall and in the educational sector.

The Company incurred an operating loss of approximately NIS 10.1 million for the nine months ended September 30, 2003 compared to an operating profit of approximately NIS 3.3 million in the corresponding period in 2002.

The Company had net financial expenses of approximately NIS 3.2 million in the first nine months of 2003 compared with financial income of approximately NIS 1.1 million in the corresponding period last year. The financial loss in the first nine months of 2003 resulted mainly from the linkage of monetary accounts to interest, index and foreign currency rates.

The Company’s other income in the first nine months of 2003 amounted to approximately NIS 1.6 million compared to other income of approximately NIS 0.9 million in the corresponding period last year.

The Company’s loss before taxes for the first nine months of 2003 amounted to approximately NIS 11.7 million compared to a profit of approximately NIS 3.1 million in the corresponding period last year.

The Company’s loss before taxes for the first nine months of 2003 excluding the approximately NIS 3.9 million investment in MemCall that was charged to expenses, amounted to approximately NIS 7.8 million compared to a profit before taxes of approximately NIS 8 million in the corresponding period last year.

The Company’s net loss for the first nine months of 2003 amounted to approximately NIS 11.7 million compared to a net profit of approximately NIS 2 million in the corresponding period last year.

4. Liquidity

a.	The balance of cash, cash equivalents and marketable securities as at September 30, 2003 was approximately NIS 17.8 million compared to approximately NIS 24.4 million at December 31, 2002.

b.	Cash flows from current operations

In the first nine months of 2003 the Company had negative cash flow from operations of approximately NIS 7.7 thousand compared to cash flow of approximately NIS 12.2 million in the corresponding period last year.

The negative cash flow for the first nine months of 2003 resulted mainly from the loss in this period.

RoboGroup T.E.K. Limited

c.	Cash flows from investment operations

In the first nine months of 2003 the Company had negative cash flow from investment operations of approximately NIS 141,000 as compared to negative cash flow of approximately NIS 1 million in the corresponding period last year. The negative cash flow for the first nine months of 2003 resulted mainly from the acquisition of fixed assets in this period.

d.	Cash flows from financing operations

In the first nine months of 2003 the Company had cash flow from financing operations of approximately NIS 1.2 million as compared to cash flowof approximately NIS 3.1 million in the corresponding period last year.The cash flow was mainly due to the repayment of approximately NIS 4.2 million of long term loans, which was offset by an increase in net short term credits from banking institutions of approximately NIS 3 million.

5. Sources of Financing

a.	The Company had positive working capital at September 30, 2003. The current ratio as at September 30, 2003 was 1.44 compared with 1.88 as at December 31, 2002. The quick ratio as at September 30, 2003 was 1.01 compared with 1.41 as at December 31, 2002. The decrease in the current ratio is principally attributable to a decrease in accounts payables and a decrease in accounts receivables.

b.	The Company’s shareholders’ equity as at September 30, 2003 was approximately NIS 37 million, representing approximately 41% of its total balance sheet assets compared with NIS 49.2 million and 47% respectively as at December 31, 2002, and is used by the Company as its main source of financing.

c.	The average amount of credit granted to customers during the first nine months of 2003 was approximately NIS 16.5 million and the average amount of credit received from suppliers and providers of services was approximately NIS 7.1 million compared with NIS 23.1 million and NIS 11.6 million respectively as at December 31, 2002.

d.	The average amount of short term credit from banking institutions during the first nine months of 2003 was approximately NIS 14.7 million compared to approximately NIS 24 million in the corresponding period last year

e.	The average amount of long term credit from banking institutions during the first nine months of 2003 was approximately NIS 19.5 million compared to approximately NIS 9 million in the corresponding period last year.

RoboGroup T.E.K. Limited

6. External factors

•	A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET’s principal customer, suffered a significant drop in sales of these product lines. This has also affected YET’s business. Recently a slight improvement in the market has been observed. This improvement has not yet influenced YET’s business.

•	A substantial slowdown was observed in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall’s potential products has had an adverse effect on MemCall’s prospects.

•	In the global education market in general and in US market in particularl, institutional investments in educational infrastructure declined as a result of thelack of economic resources for institutional entities generally and for educational institutions in particular, due to the slowdown in the world economy and the increasing investments in security and safety markets. The decrease in financial resources available for educational products has brought about a reduction in potential sales.

•	The security and economic situation in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad are hesitating to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

Rafael Aravot	Haim Schleifer
Chairman of the Board and CEO	Director and Joint General Manager

Date of approval of the financial statements: November 16, 2003

RoboGroup T.E.K. Limited

Balance Sheets

	September 30, 2003 US$ (K) * (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)

Current assets
Cash and cash equivalents	4,001	17,769	25,601	24,432
Short term investments	-	-	1,868	491
Trade receivables	3,002	13,333	19,172	19,714
Receivables and debit balances	739	3,281	5,123	2,522
Inventories	3,245	14,411	18,952	15,643

	10,987	48,794	70,716	62,802

Investments and long term balances
Investments in other companies	24	108	108	108
Fixed assets, net	8,827	39,199	38,561	40,230
Other Assents	297	1,320	1,110	1,439

	20,135	89,421	110,495	104,579

Current liabilities
Credit from banks	3,758	16,692	13,482	12,754
Trade payables	1,276	5,668	8,489	8,606
Payables and credit balances	2,595	11,525	16,046	12,089

	7,629	33,885	38,017	33,449
Long term liabilities
Loans from banks	4,070	18,073	22,014	20,952
Liability for termination of
employee/employer relationship, net	97	431	1,879	991

	4,167	18,504	23,893	21,943
Shareholders' equity
Share capital	2,577	11,444	11,437	11,437
Capital funds and capital surplus	9,983	44,331	45,507	44,757
Accumulated deficit	(3,994)	(17,736)	(7,352)	(6,000)
Shares purchased at cost	(227)	(1,007)	(1,007)	(1,007)

	8,339	37,032	48,585	49,187

	20,135	89,421	110,495	104,579

*Convenience Translation into US Dollars

Rafael Aravot	Haim Schleifer	Hanan Eibushitz
Chairman of the Board and CEO	Director and Joint General Manager	Chief Financial Officer

Date of approval of financial statement: November 16, 2003

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Operations
(Adjusted NIS in thousands, except share data)

	Nine months ended			Three months ended		Year ended
	September 30, 2003 US$ (K) * (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	Dec. 31, 2002 NIS (K) (Audited)

Revenues	10,160	45,122	62,240	18,064	26,488	86,510
Costs of revenues	5,568	24,727	29,378	9,595	10,609	41,581

Gross profit	4,592	20,395	32,862	8,469	15,879	44,929

Operating expenses
Research and
development expenses, net	2,108	9,361	9,498	2,644	3,274	12,807
Marketing and selling
expenses	2,202	9,781	10,866	3,132	3,932	14,297
Administrative and
general expenses	2,550	11,323	9,156	3,998	3,365	13,685

	6,860	30,465	29,520	9,774	10,571	40,789

Operating income (loss)	(2,268)	(10,070)	3,342	(1,305)	5,308	4,140

Financial expense, net	(718)	(3,189)	(1,084)	(1,197)	(841)	(1,408)
Other income
(expenses), net	351	1,559	873	412	(170)	1,647

Income (loss) before
taxes on income	(2,635)	(11,700)	3,131	(2,090)	4,297	4,379
Taxes on income	(8)	(36)	(1,160)	-	(203)	(1,056)

Net income (loss)	(2,643)	(11,736)	1,971	(2,090)	4,094	3,323

Income (loss) per share	(0.25)	(1.09)	0.18	(0.19)	0.38	0.31

Number of shares used
in the calculation of
income (loss) per share	10,739,631	10,739,631	10,729,831	10,744,031	10,729,831	10,730,831

*Convenience Translation into US Dollars.

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity
(Adjusted NIS in thousands, September2003)

	Number of shares	Share capital NIS (K)	Capital surplus NIS (K)	Capital funds NIS (K)	Treasury shares NIS (K)	Accumulated deficit NIS (K)	Total NIS (K)

For the nine month period ended September 30, 2003 - unaudited

Balance at Jan. 1, 2003	10,730,831	11,437	42,367	2,390	(1,007)	(6,000)	49,187

Exercise of options	13,200	7	19	-	-	-	26

Adjustments on
translation of
financial statement
of an autonomous
consolidated company	-	-	-	(445)	-	-	(445)
Net loss	-	-	-	-	-	(11,736)	(11,736)

Balance at
September 30, 2003	10,744,031	11,444	42,386	1,945	(1,007)	(17,736)	37,032

For nine month period ended September 30, 2002 - unaudited

Balance at Jan. 1, 2002	10,727,831	11,436	42,363	2,270	(1,007)	(9,323)	45,739

Exercise of options	2,000	1	4	-	-	-	5

Adjustments on
translation of
financial statement
of an autonomous
consolidated company	-	-	-	870	-	-	870
Net income	-	-	-	-	-	1,971	1,971

Balance at
September 30, 2002	10,729,831	11,437	42,367	3,140	(1,007)	(7,352)	48,585

For the three month period ended September 30, 2003 - unaudited

Balance at July. 1, 2003	10,744,031	11,444	42,386	1,638	(1,007)	(15,646)	38,815

Exercise of options	-	-	-	-	-	-	-

Adjustments on
translation of
financial statement
of an autonomous
consolidated company	-	-	-	307	-	-	307
Net loss	-	-	-	-	-	(2,090)	(2,090)

Balance at
September 30, 2003	10,744,031	11,444	42,386	1,945	(1,007)	(17,736)	37,032

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity (Cont.)
(Adjusted NIS in thousands, September 2003)

	Number of shares	Share capital NIS (K)	Capital surplus NIS (K)	Capital funds NIS (K)	Treasury shares NIS (K)	Accumulated deficit NIS (K)	Total NIS (K)

For the three month period ended September 30, 2002 - unaudited

Balance at July. 1, 2002	10,729,831	11,437	42,367	2,750	(1,007)	(11,466)	44,101

Exercise of options

Adjustments on
translation of
financial statement
of an autonomous
consolidated company	-	-	-	390	-	-	390

Net income	-	-	-	-	-	4,094	4,094

Balance at
September 30, 2002	10,729,831	11,437	42,367	3,140	(1,007)	(7,352)	48,585

For year ended December 31, 2002 - audited

Balance at Jan. 1, 2002	10,727,831	11,436	42,363	2,270	(1,007)	(9,323)	45,739

Exercise of options	3,000	1	4	-	-	-	5

Adjustments on
translation of
financial statement
of an autonomous
consolidated company	-	-	-	120	-	-	120

Net income	-	-	-	-	-	3,323	3,323

Balance at Dec. 31, 2002	10,730,831	11,437	42,367	2,390	(1,007)	(6,000)	49,187

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows
(Adjusted NIS in thousands, June 2003)

	Nine months ended			Three months ended		Year ended
	September 30, 2003 US$ (K) * (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)

Cash flows from current operating activities

Net income (loss)	(2,643)	(11,736)	1,971	(2,090)	4,094	3,323
Adjustments to reconcile cash
flows from operations (Appendix A):	913	4,054	10,190	4,648	5,198	10,115

Net cash derived from (applied
to) operating activities	(1,730)	(7,682)	12,161	2,558	9,292	13,438

Cash flows from investment operations
Acquisition of an operation (Appendix c)	-	-	-	-	-	(608)

Acquisition of fixed assets	(164)	(728)	(1,016)	(59)	(402)	(2,180)
Proceeds from sale of fixed assets	55	246	32	-	16	554
Proceeds sale of short-term investments, net	77	341	-	51	-	1,483

Net cash flow applied to investment operations	(32)	(141)	(984)	(8)	(386)	(751)

Cash flows from financing activities
Increase (decrease) in short term
bank credits, net	938	4,164	342	(1,419)	(1,425)	(343)
Receipt (repayment) of long term loans	(672)	(2,986)	2,715	(1,195)	3,380	768
Exercise of options by employees	6	26	5	-	-	4

Net cash derived from financing activities	272	1,204	3,062	(2,614)	1,955	429
Adjustments on translation of
financial statement of an autonomous subsidiary	(10)	(44)	46	73	24	-

Increase (decrease) in cash and
cash equivalents	(1,500)	(6,663)	14,285	9	10,885	13,116
Cash and cash equivalents at the
beginning of the period	5,501	24,432	11,316	17,760	14,716	11,316

Cash and cash equivalents at the
end of the period	4,001	17,769	25,601	17,769	25,601	24,432

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)
(Adjusted NIS in thousands, June 2003)

Appendix A:
Adjustments to reconcile cash flows from operations.

	Nine months ended			Three month s ended		Year ended
	September 30, 2003 US$ (K) * (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	September 30, 2003 NIS (K) (Unaudited)	September 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)

Income and expenses not involving cash flow

Depreciation and amortization	362	1,609	2,584	583	703	2,696
Increase (decrease) in liability
for termination of
employee/employer relationship,
net	(126)	(560)	419	(29)	7	(469)
Write up (down) of long term
loans	(26)	(116)	(161)	1,328	(97)	677
Increase in value of securities	34	149	268	-	96	166
Other	(34)	(149)	18	(4)	89	71

Changes in assets and liabilities

Decrease (increase) in accounts receivable	1,386	6,153	5,983	2,160	6,626	5,237
Decrease (increase) in other
receivables and debit balances	(212)	(942)	(860)	168	1,085	1,668
Decrease (increase) in inventories	163	723	(1,162)	2,486	141	684
Decrease (increase) in trade payables	(663)	(2,941)	(2,505)	(1,263)	(4,564)	(2,399)
Increase in other payables and credit balances	29	128	5,606	(781)	1,112	1,784

	913	4.054	10,190	4,648	5,198	10,115

Appendix B: Non-monetary events

Conversion of loans from
short-term to long-term	-	-	(13,114)	-	-	13,175

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)

(Adjusted NIS in thousands, June 2003)

Appendix C: Activities Acquisition

Consolidated for year ended December 31
2002 NIS (K)

Working capital net	(281)
Other assets	(327)

(608)

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements

Note 1: General

(a)	The accompanying financial statements were prepared as of September 30, 2003 and for the nine-month and three month periods then ended. These financial statements should be read in conjunction with the Company’s annual audited financial statements as of December 31, 2002 and for the year then ended, together with the notes thereto.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

Note 2: Principal Accounting Policies

(I)	The significant accounting policies have been applied on a consistent basis with the annual audited financial statements of the previous year (December 31, 2002).

(II)	The financial statements, including the comparison sums, have been prepared according to the historical cost convention, adjusted for changes in the purchasing power of the currency, on the basis of changes in the Consumer Price Index (“CPI”). In the nine month period ended September 30, 2003, the CPI decreased by approximately 1.5%. In the year ended December 31, 2002, the CPI increased by 6.5%.

(III)	The adjusted financial statements at September 30, 2003 and for the nine month period then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US dollar/New Israeli shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.44.

(IV)	In November 2002 the American Emergency Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met.

1.	The delivered item(s) has value to the customer on a standalone basis.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The Company has applied the EITF 00-21 guidance as of the third period of the 2003 fiscal year. The Company’s previous policy was to recognize revenue arrangements with multiple deliverables at the time of their completion (completion of installation).

In the Company’s estimation, the new accounting standard specified above did not have a material effect on its results of operations, financial condition and cash flows for the three and nine month periods ending September 30 2003. At this time, the Company is unable to estimate the impact of applying the EITF 00-21 guidance in the future.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 3: Financial Information in Regard to Business Segments

(a) As of the first quarter of 2003, RoboGroup’s leasing activities are presented in Segment A. (The results of the RoboGroup’s leasing activities in the Company’s annual financial statements as of December 31, 2002 were presented in Segment D).

(b) There was no material change in the assetsof the Company’s business segments.

(c) Details:

	Nine months ended September 30, 2003
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total

Revenues from
external customers	40,717	4,405	-	-	45,122
Inter segment
revenues	5,848	111	-	(5,959)	-

	46,565	4,516	-	(5,959)	45,122

Segment loss	(5,540)	(2,021)	(4,175)	-	(11,736)

	Nine months ended September 30, 2003
	U.S.$ (K) *
	Segment A	Segment B	Segment C	Adjustments	Total

Revenues from
external customers	9,168	992	-	-	10,160
Inter segment
revenues	1,317	25	-	(1,342)	-

	10,485	1,017	-	(1,342)	10,160

Segment loss	(1,248)	(455)	(940)	-	(2,643)

	Nine months ended September 30, 2002
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total

Revenues from
external customers	57,946	6,401	-	(2,107)	62,240
Inter segment
revenues	2,033	126	-	(2,159)	-

	59,979	6,527	-	(4,266)	62,240

Segment income(loss)	5,856	1,007	(4,892)	-	1,971

*Convenience Translation into US Dollars

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 3: Financial Information in Regard to Business Segments (Cont.)

	Three months ended September 30, 2003
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total

Revenues from
external customers	16,548	1,516	-	-	18,064
Inter segment
revenues	1,697	19	-	(1,716)	-

	18,245	1,535	-	(1,716)	18,064

Segment loss	(791)	(330)	(969)	-	(2,090)

	Three month ended September 30, 2002
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total

Revenues from
external customers	24,210	3,417	-	(1,139)	26,488
Inter segment
revenues	210	39	-	(249)	-

	24,420	3,456	-	(1,388)	26,488

Segment income (loss)	3,631	1,397	(934)	-	4,094

Note 4: Research and Development Expenses

The following research and development expenses include investments in the development of MemCall’s new technology:

For the nine month period ended September 30, 2003	– Approximately NIS 3.9 million
For the nine month period ended September 30, 2002	– Approximately NIS 3.8 million
For the year ended December 31, 2002	– Approximately NIS 7.7 million

Note 5: Contingent Liabilities

1.	A claim was filed against the Company by a subcontractor of a former subsidiary in the Labor Court for payment of approximately NIS 320 thousand for an alleged debt of the Company to the plaintiff. At this early stage, the Company is unable to assess its liability, if any.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 6: Share capital

1.	Motion to Approve a Distribution

On November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140 thousands (approximately $450,000) in connection with a proposed buyback of its outstanding ordinary shares. On April 29, 2003, the Company received an approval from the district court of Tel-Aviv on its motion. Future purchases under this approval may be made from time to time based on prevailing market prices.

2.	Option Plans for Employees, Directors and Interested Parties

(a).	On March 13, 2003, 773,500 options were allotted to the trustee for employees of the Company and its subsidiaries that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option. This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options are exercisable for 10 years, beginning January 1, 2003, and will be subject to the lock-up provisions of Section 102 of the Israeli Income Tax Ordinance.

(b).	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a NIS cash payment equal to US$ 0.91 per share (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and at the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and vesting of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of applicable laws.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 7: Pro forma Information with Regard to the Effect of FAS-123:

Following is the pro forma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Nine months ended		Three months ended
	September 30, 2003		September 30, 2003
	US$ (K) *	NIS (K)	NIS (K)

Financial loss	2,643	11,736	2,090

Influence option cost	75	334	149

Pro forma loss	2,718	12,070	2,239

Loss per share	0.25	1.12	0.21

*Convenience Translation into US Dollars

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:

1.	Expected life length of the options – 4 years.

2.	Expected dividend distribution rate – 0%.

3.	Expected standard deviation – 110%.

4.	No-risk interest rate – 2%.